TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

For Immediate Release: February 11, 2005, Vancouver, B.C. – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) is pleased to announce that an agreement has been completed with Millennium Media Television Enterprises to complete a company profile to air on Investment Television on Global, Prime and CNBC World. The airings in Eastern Standard Time are as follows:

Global – Ontario Regional Broadcast	Sunday, February 13 at 12:00pm EST
Prime – National Broadcast	Sunday, February 13 at 7:00pm EST
CNBC World – International Broadcast	Wednesday, February 16 at 4:00pm EST Friday, February 18 at 5:00pm/12:00am EST Saturday, February 19 at 7:00am/2:00pm/9:00pm/4:00am EST Sunday, February 20 at 11:00am/4:00 pm EST
Canadian Learning Television – National Broadcast	Tuesday, February 15 at 1:00pm/4:30am EST Saturday, February 19 at 1:00pm EST

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.